July 17, 2017

BY EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vale S.A.
Schedule TO-I
Filed June 28, 2017
File No. 005-78221

Dear Ms. Chalk:

On behalf of our client Vale S.A. (“Vale” or the “Company”), we enclose herewith the Company’s responses to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated July 13, 2017.  Simultaneously with the Company’s submission of this letter via EDGAR, Vale is filing Amendment No. 1 to the Schedule TO-I with changes responsive to the Staff’s comments. The Schedule TO-I relates to an offer by the Company to (1) the holders of Preferred ADSs the opportunity to exchange their Preferred ADSs for American Depositary Shares, each of which represents one Common Share (the “Common ADSs”) at a ratio of 0.9342 Common ADSs for each Preferred ADS properly tendered, plus cash in lieu of any fractional Common ADS, and (2) the holders of its preferred class A shares, without par value (the “Preferred Shares”) including Preferred Shares represented by American Depositary Shares, each of which represents one Preferred Share (the “Preferred ADSs”) the opportunity to convert their Preferred Shares into its Common Shares, no par value

(the “Common Shares”) at a ratio of 0.9342 Common Shares for each Preferred Share properly tendered, plus cash in lieu of any fractional Common Share, (the “Offer”).

For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments.

Offer to Convert

1.              Please explain why you do not believe this exchange offer is subject to Rule 13e-3. We note that although the subject securities are being exchanged for “common shares” of Vale S.A., the issuer is a Brazilian foreign private issuer and as such, we assume the term common shares is a translation from the Portuguese. Therefore, we are not certain this is what is intended by the reference to “common stock” in Rule 13e-3(g)(2)(i). Further, we assume full participation in an offer in assessing the “reasonable likelihood” element of Rule 13e-3(a)(3), so we would assume the target securities would become eligible for deregistration in an offer for all. In your response letter, provide your analysis as to the availability of any exception from Rule 13e-3 that you believe may be applicable here, including the Rule 13e-3(g)(2) exception which may be available on other grounds. We may have further comments after reviewing your response.

The Company considered the applicability of Rule 13e-3 under the Exchange Act and is of the view that the Rule does not apply to the Offer in reliance on the exception provided in Rule 13e-3(g)(2).

•                  Rule 13e-3(g)(2) provides an exception for any Rule 13e-3 transaction in which unaffiliated security holders “are offered or receive only an equity security,” provided that the following three conditions are met: (i) the offered equity security has substantially the same rights as the subject equity security including, but not limited to, voting, dividends, redemption and liquidation rights (a requirement that is deemed to be satisfied if the offered security is common stock); (ii) the offered equity security is registered pursuant to Section 12 of the Exchange Act or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Exchange Act; and (iii) if the subject security is an exchange listed or quoted security, the offered equity security is similarly either listed or quoted.

•                  The second and third conditions are clearly met in the present case. The offered equity securities (the Common Shares) are registered under the Exchange Act and the Common ADSs, like the Preferred ADSs in exchange for which they will be issued, are listed on the New York Stock Exchange.

•                  The first condition is also satisfied because the Company is offering common stock in exchange for its Preferred Shares.  The Common Shares (the Portuguese term is ações ordinárias, or ordinary shares) are shares of common stock as that term is commonly understood.  Vale’s corporate capital is composed of (i) Common Shares and (ii) preferred shares (including the Preferred Shares that are subject to the Offer and 12 golden shares issued to the Brazilian government).  Holders of Common Shares have full voting rights, while holders of Preferred Shares are not entitled to voting rights with respect to the election of members of the board of directors.(1)  Upon completion of the Offer, tendering holders of Preferred Shares or Preferred ADS will receive in exchange Common Shares or Common ADS with full voting rights.

•                  The Company is aware of the Staff’s published interpretation to the effect that the Rule 13e-3(g)(2) exception is not available for transactions in which non-voting common stock is offered as consideration in exchange for voting common stock even though the new securities are denominated as common stock, because security holders will not receive an equivalent or enhanced equity interest.(2)  In this case, Vale is offering common stock with full voting rights, in exchange for its Preferred Shares, which has limited voting rights.

2.              Please refer to the statement here that you will not accept elections to convert Preferred ADSs or Preferred Shares “from or on behalf of” holders located in certain jurisdictions. Revise this disclosure or provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

The Company is filing Amendment No. 1 to the Schedule TO-I to remove the following sentence from page 43 of the Offer to Convert: “[I]f, after making such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will elections to convert Preferred ADSs or Preferred Shares be accepted from or on behalf of) the holders of Preferred ADSs and Preferred Shares in that jurisdiction.”

Consistent with Rule 13e-4(f)(8)(i), the Offer is open to all holders of Preferred ADSs and Preferred Shares.  The Company is not aware of any jurisdiction where the making of the Offer or the election to convert Preferred ADSs or Preferred Shares in connection therewith would not be in compliance with the laws of that jurisdiction.  If the Company becomes aware of any jurisdiction in which the making of the Offer or the election to convert Preferred ADSs or Preferred Shares in connection therewith would not be in compliance with applicable law, the Company will make a good faith effort to comply with any such law.  If, due to unusual facts, after making such good faith effort, Vale cannot comply with any such law, Vale will contact the Staff to discuss how the Company may proceed.

(1)  Pursuant to Vale’s bylaws, shareholders holding Preferred Shares representing at least 10% of Vale’s total share capital, and non-controlling shareholders holding Common Shares representing at least 15% of Vale’s voting capital, each have the right to appoint one member of the board of directors. If no group of common or preferred shareholders meets these thresholds, shareholders holding Preferred or Common Shares representing at least 10% of Vale’s total share capital are entitled to combine their holdings to appoint one member of the board of directors.

(2)  Question 112.01 of the Compliance and Disclosure Interpretations Regarding Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (January 26, 2009).

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact me at (212) 225-2414.

Very truly yours,

/s/ Nicolas Grabar
Nicolas Grabar

cc:                                Luciano Siani Pires, Vale S.A.